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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                             HUNT MANUFACTURING CO.
                             ----------------------
                                (Name of Issuer)



                    Common Shares, par value $.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  445636-10-3
                                  CUSIP Number

       Richard J. Bove, Esq., 3700 Bell Atlantic Tower, 1717 Arch Street
                   Philadelphia, PA 19103-2793 (215) 994-5110
       -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 13, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO.:                 445636-10-3                         Page 2 of 9 Pages

1)       Name of Reporting Person
         S.S. or I.R.S. Identification
         No. of Above Person.

          Gordon A. MacInnes, Jr.
           ###-##-####
- --------------------------------------------------------------------------------

2)       Check the Appropriate Box                            (a)     [   ]
         if a Member of a Group                               (b)     [ X ]
- --------------------------------------------------------------------------------

3)       SEC Use Only
- --------------------------------------------------------------------------------

4)       Source of Funds:                   N/A
- --------------------------------------------------------------------------------

5)       Check Box if Disclosure or Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e).  [   ]
- --------------------------------------------------------------------------------

6)       Citizenship or Place of
         Organization:                      U.S.A.
- --------------------------------------------------------------------------------
Number of                     7) Sole Voting Power                         6,694
Shares                           -----------------------------------------------
Beneficially                  8) Shared Voting Power                   1,278,950
Owned by                         -----------------------------------------------
Each                          9) Sole Dispositive Power                    6,694
Reporting                        -----------------------------------------------
Person                       10) Shared Dispositive Power              1,278,950
With                             -----------------------------------------------
- --------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                1,285,644
- --------------------------------------------------------------------------------

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                           [ X ]
- --------------------------------------------------------------------------------

13)      Percent of Class Represented
         By Amount in Row (11)
                                                                       8.1%
- --------------------------------------------------------------------------------

14)      Type of Reporting Person:                                     IN
- --------------------------------------------------------------------------------


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CUSIP NO.:                 445636-10-3                         Page 3 of 9 Pages

1)       Name of Reporting Person S.S. or I.R.S. Identification
         No. of Above Person.

                  Blair Bartol MacInnes
                           ###-##-####
- --------------------------------------------------------------------------------

2)       Check the Appropriate Box                            (a)     [   ]
         if a Member of a Group                               (b)     [ X ]
- --------------------------------------------------------------------------------

3)       SEC Use Only
- --------------------------------------------------------------------------------

4)       Source of Funds:                   N/A
- --------------------------------------------------------------------------------

5)       Check Box if Disclosure or Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e).  [   ]
- --------------------------------------------------------------------------------

6)       Citizenship or Place of
         Organization:                      U.S.A.

Number of                     7) Sole Voting Power                       585,289
Shares                           -----------------------------------------------
Beneficially                  8) Shared Voting Power                     746,657
Owned by                         -----------------------------------------------
Each                          9) Sole Dispositive Power                  585,289
Reporting                        -----------------------------------------------
Person                       10) Shared Dispositive Power                746,657
With                             -----------------------------------------------
- --------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                       1,331,946
- --------------------------------------------------------------------------------

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                  [ X ]
- --------------------------------------------------------------------------------

13)      Percent of Class Represented
         By Amount in Row (11)
                                                              8.3%
- --------------------------------------------------------------------------------

14)      Type of Reporting Person:                             IN
- --------------------------------------------------------------------------------

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CUSIP NO.:                 445636-10-3                         Page 4 of 9 Pages

         This filing is being made to amend and restate in its entirety the previous Schedule 13D filings of Gordon A. MacInnes, Jr. and Blair Bartol MacInnes so as to consolidate and update certain information therein and to provide information concerning recent changes in beneficial ownership of Shares of the Issuer by the reporting persons.


Item 1.           Security and Issuer.

                  This statement relates to the Common Shares, $.01 par value ("Shares"), of Hunt Manufacturing Co. (the "Company"). The
Company's address is One Commerce Square, 2005 Market Street,
Philadelphia, PA 19103-7085.


Item 2.           Identity and Background.

         (a)      Name.

                  This statement is filed jointly by Gordon A. MacInnes, Jr. and Blair Bartol MacInnes, who are husband and wife.

         (b)      Residence or Business Address.

                  The addresses of the reporting persons are c/o Hunt Manufacturing Co., One Commerce Square, 2005 Market Street,
Philadelphia, PA  19103-7085.

         (c)      Present Principal Occupation or Employment.

                  Gordon a. MacInnes, Jr. -- Vice Chairman of the Board and Director of the Company; New Jersey State Senator; and writer under contract with 20th Century Fund, an operating charitable foundation.

                  Blair B. MacInnes -- None

         (d)      Criminal Convictions, etc.

                  Gordon A. MacInnes, Jr. -- None.

                  Blair B. MacInnes -- None.

         (e)      Civil Judgments, Decrees, etc.

                  Gordon A. MacInnes, Jr. -- None.

                  Blair B. MacInnes -- None.

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CUSIP NO.:                 445636-10-3                         Page 5 of 9 Pages

         (f)      Citizenship.

                  Gordon A. MacInnes, Jr. -- U.S.A.

                  Blair B. MacInnes -- U.S.A.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Substantially all of the Shares beneficially owned by the reporting persons were acquired by a gift or inheritance.


Item 4.           Purpose of Transaction.

                  The transactions giving rise to this amendment to
Schedule 13D (see Item 5(c) herein) involved transfers without consideration between members of the Bartol family and related trusts and family partnerships for estate planning and financial planning purposes and not for the purpose of causing the occurrence of any of the matters enumerated in paragraphs (a) through (j) of Schedule 13D.

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CUSIP NO.:                 445636-10-3                         Page 6 of 9 Pages

Item 5.           Interest in Securities of the Issuer.

                  (a)-(b) The beneficial ownership of Shares by the reporting persons as of July 13, 1995 was as follows:

                                                Gordon A.         Blair B.
                                                MacInnes          MacInnes
                                               ---------         ---------
  (i)    Amount Beneficially Owned:            1,285,644(1)      1,331,946(1)(5)

 (ii)    Percent of Class:                           8.1%             8.3%

(iii)    Number of Shares as to
         which such person has:
         (A)      sole power to vote or
                  to direct the vote:              6,694(2)        585,289(6)
         (B)      shared power to vote
                  or to direct the
                  vote:                        1,278,950(3)(4)     746,657(3)
         (C)      sole power to dispose
                  of or to direct the
                  disposition of:                  6,694(2)        585,289(6)
         (D)      shared power to
                  dispose or to direct
                  the disposition of:          1,278,950(3)(4)     746,657(3)


(1) Except as otherwise indicated in the footnotes below, the Shares indicated as beneficially owned by the reporting person do not include Shares owned by other members of his or her family, the beneficial ownership of which Shares is disclaimed by the reporting person.

(2) Includes 1,000 Shares which Mr. MacInnes has the right to acquire by exercise of stock options under the Company's 1994 Non-Employee Directors' Stock Option Plan.

(3) Includes 746,657 Shares as to which Mr. and Mrs. MacInnes share voting and dispositive power as the co-trustees of the 1988 Trust (comprised of two subtrusts) established by the late George E. Bartol III, the father of Mrs. MacInnes, for the benefit of his family (the "1988 Trust").

(4) Includes 532,293 Shares as to which Mr. MacInnes and Katherine B. Lunt have shared voting and dispositive power as the co-trustees of the 1971 Trust established by G.E. Bartol III for the benefit of his grandchildren (the "1971 Trust"). Mrs. Lunt is the sister of Mrs. MacInnes. See Appendix I hereto for further information concerning Mrs. Lunt.

(5) Does not include approximately 170,500 Shares owned by The Stockton Rush Bartol Foundation (a charitable foundation formed and funded by G.E. Bartol III) of which Mrs. MacInnes is a director, the beneficial ownership of which Shares is disclaimed by Mrs. MacInnes.

(6) Includes 429,703 shares owned by The MacInnes Family Partnership, L.P. ("MacInnes Family Partnership") of which Mrs. MacInnes is the sole Managing General Partner.


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CUSIP NO.:                 445636-10-3                         Page 7 of 9 Pages

         (c) During the past 60 days, there have been the following transactions in Shares by or involving the reporting persons: (i) on or about July 13, 1995, the 1988 Trust (of which the reporting persons are co-trustees) distributed an aggregate of 1,403,508 Shares to a beneficiary, Mary F. Bartol (who is Mrs. MacInnes' mother), and (ii) the MacInnes Family Partnership was formed and on or about July 13, 1995 was funded by contributions of (A) 350,877 Shares by Mary F. Bartol, (B) 43 Shares by Mr. MacInnes individually and an aggregate of 74,529 Shares by him as custodian or trustee for his children, and
(C) 4,254 Shares by Mrs. MacInnes individually. At or about the same time, Mary
F. Bartol transferred 350,877 Shares each to three similar family partnerships for her other three daughters.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with respect to Securities of the Issuer

                  There are no such contracts, arrangements, etc., other than
(i) the governing trust instruments for the 1971 and 1988 Trusts which grant voting, dispository and other customary powers to the trustees, and (ii) the Agreement of Limited Partnership of the MacInnes Family Partnership which grants voting, dispositive and other customary powers to Mrs. MacInnes, the Managing General Partner.


Item 7.           Material to be Filed as Exhibits.

                  Not applicable.


         The reporting persons are filing this statement jointly and not as members of a group.



                                      -7-

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CUSIP NO.:                 445636-10-3                         Page 8 of 9 Pages

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  July 13, 1995                                 /s/ Gordon A. MacInnes, Jr.
                                                     ---------------------------
                                                     Gordon A. MacInnes, Jr.


                                                     /s/ Blair Bartol MacInnes
                                                     ---------------------------
                                                     Blair Bartol MacInnes




















                                      -8-

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CUSIP NO.:                 445636-10-3                         Page 9 of 9 Pages


                                   APPENDIX I
                                to Schedule 13D
                                ---------------

Item 2 information concerning Katherine B. Lunt:


(a)      Name:  Katherine B. Lunt

(b)      Residence or Business Address:
                  Lunt Silversmiths, P.O. Box 593, Greenfield, MA  01302

(c)      Present Principal Occupation or Employment:  None

(d)      Criminal Convictions, etc.:  None

(e)      Civil Judgments, Decrees, etc.:  None

(f)      Citizenship:  U.S.A.

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